

April 2, 2009

<u>**Via U.S. Mail and Fax (604) 408-9301**</u>
Mr. Harpreet Janda
Chief Financial Officer
Arris Resources, Inc.
1250 West Hastings Street
Vancouver, British Columbia
Canada V6E 2M4

      Re: **Arris Resources, Inc.**
               Form 20-F for the Fiscal Year Ended December 31, 2007
               Filed June 27, 2008

               File No. 0-29208

Dear Mr. Janda:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

               Sincerely,

               /s/ Chris White

               Chris White
               Branch Chief